Exhibit 2.2

TENDER OFFER AGREEMENT

BETWEEN

TXCELL S.A.

AND

SANGAMO THERAPEUTICS, INC.

Dated as of July 20, 2018

-i-

TxCell Sangamo TOA

THIS TENDER OFFER AGREEMENT (the “Agreement”) is made on July 20, 2018,

AMONG:

1.	TxCell, a French société anonyme, which registered office is located at Allée de la Nertière, Sophia Antipolis, Les Cardoulines, 06560 Valbonne, France, registered with the registry of commerce and companies under number 435 361 209 R.C.S. Grasse, represented by Mr. Stéphane Boissel, duly authorized for the purpose hereof, hereinafter, the “Company”

AND:

2.	Sangamo Therapeutics, Inc. a company incorporated in the State of Delaware, whose head office is located at 501 Canal Blvd, Richmond, CA 94804, represented by Mr. Sandy Macrae, duly authorized for the purpose hereof, hereinafter, together with any of its Affiliates to whom this Agreement may be assigned, the “Purchaser”

The Company and the Purchaser are individually referred to as a “Party” and collectively referred to as the “Parties”.

PREAMBLE

A.	On the date hereof, the Purchaser has entered into a share purchase agreement with Mr. Stéphane Boissel, FCPR Auriga Ventures II, FCPR BIOAM, FCPR BIOAM 1B, Large Venture, FCPR Innobio, François Meyer, Belsize and YA II PN, Ltd (the “Sellers”) providing for the acquisition by the Purchaser, subject to certain conditions precedent, of 13,519,036 Company Shares (the “Block Shares”), which represent approximately 53% of the share capital and approximately 53% of voting rights of the Company (the “SPA” and the purchase and sale of Block Shares pursuant thereto, the “Block Transaction”).

B.	In furtherance of the foregoing and subject to completion of the Block Transaction, the Purchaser is willing to acquire for cash, by way of a tender offer, all the Company Shares (other than Treasury Shares and the Company Shares already owned by the Purchaser or its Affiliates and in particular the Block Shares) on the terms and subject to the conditions set forth in this Agreement.

C.	On the date hereof, the Company’s board of directors (the “Board”) decided, in compliance with Article 261-1 I 2° and Article 261-1 II of the règlement général de l’Autorité des marchés financiers (the “AMF Regulation”), to appoint HAF Audit & Conseil, represented by Mr. Olivier Grivillers, as independent expert (the “Independent Expert”) to produce a report (the “Expert’s Report”) regarding the terms of the Offer, including an opinion on the fairness of the Offer to the Company’s shareholders from a financial point of view, including in the event of a squeeze out of Company’s minority shareholders (the “Fairness Opinion”).

D.	On the date hereof, the Board has approved the execution of this Agreement and determined that it will support and intends to recommend the Offer, which it considers in the best interests of the Company, its employees and its shareholders, subject to receipt of the Expert’s Report (the “Initial Board Recommendation”).

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E.	The Purchaser and the Company wish to make certain agreements in connection with the Purchaser’s Offer for the Company, and to set forth certain conditions to such Offer.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless otherwise expressly provided in this Agreement, capitalized terms used in this Agreement will have the following meanings when used herein with initial capital letters:

“Affiliate”	means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. For this purpose, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement”	has the meaning set forth in the Preamble.

“AMF”	means the Autorité des marchés financiers.

“AMF Regulation”	has the meaning set forth in the Preamble.

“Block Transaction”	has the meaning set forth in the Preamble.

“Board”	has the meaning set forth in the Preamble.

“Business Day”	means a day other than (i) a Saturday or Sunday, (ii) a day that is not a trading day (jour de négociation) on the Euronext Paris stock exchange, or (iii) a day in which banks in Paris or San Francisco, California, U.S.A. are authorized or required by law to remain closed.

“Communications Plan”	has the meaning set forth in Article 7.

“Company Offer Documents”	has the meaning set forth in Article 2.4(b).

“Company Shares”	means the outstanding ordinary shares, with a nominal value of 0.20 euro, issued by the Company, other than the Treasury Shares, but including for the avoidance of doubt any additional Company ordinary shares issued as a result of the final acquisition of any Free Shares, the exercise of the Warrants or the conversion of the convertible bonds held by YA II PN, Ltd before the close of the Offer (as reopened as the case may be).

“Company”	has the meaning set forth in the Preamble.

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“Confidentiality Agreement”	means the confidentiality agreement dated March 14, 2018 between the Company and Purchaser.

“Dispute”	has the meaning set forth in Article 9.8(a).

“Document de Référence”	means the registration document filed with the AMF under number D.18-0386 on April 25, 2018.

“Expert’s Report”	has the meaning set forth in the Recitals.

“Free Shares”	means as at the date hereof, the 495,396 free shares, definitively acquired or to be acquired by their relevant holders subject to tax and legal lock-up, as described and allocated among their holders in Schedule 3.2.

“Final Board Recommendation”	has the meaning set forth in Article 2.2(b).

“GAAP”	means French generally accepted accounting principles.

“Governmental Entity”	means any (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) governmental or quasi-governmental agency, taxing authority and any court or other tribunal (foreign, federal, state or local), or (c) Person or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Independent Expert”	has the meaning set forth in the Preamble.

“Initial Board Recommendation”	has the meaning set forth in the Preamble.

“Intellectual Property Right”	means any intellectual property rights or industrial rights, including any of the following: (i) trademarks and service marks (registered or unregistered), trade dress, and all applications and registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patentable inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, computer programs and software, and all applications and patents in any jurisdiction pertaining to the foregoing; (iii) trade secrets, including confidential and other non-public information; (iv) copyrights in writings, designs, mask works or other works, and all applications and registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) internet web sites, domain names, and all applications and registrations pertaining thereto; (vi) licenses, covenants not to sue and similar terms relating to the foregoing; and (vii) claims or causes of action arising out of or related to infringement or misappropriation of the foregoing.

“Law”	means any statute, rule or other legal requirement, including the common law or any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

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“Offer”	has the meaning set forth in Article 2.3(b).

“Offer Closing”	has the meaning set forth in Article 2.3(d).

“Offer Closing Date”	has the meaning set forth in Article 2.3(d).

“Offer Date”	has the meaning set forth in the Preamble.

“Order”	means any judgment, injunction, order, award, ruling, writ, decree or other restriction of any court or arbitrator or governmental authority having competent jurisdiction.

“Party”	has the meaning set forth in the Preamble.

“Person”	means an individual, corporation, partnership, limited liability company, joint stock company, joint venture, association, trust or other entity or organization, including a Governmental Entity.

“Purchaser Offer Documents”	has the meaning set forth in Article 2.3(a).

“Purchaser”	has the meaning set forth in the Preamble.

“Representatives”	of a Party means such Party’s Affiliates and the agents, directors, officers, advisors acting on behalf of such Party (including financial, legal and accounting advisors) and representatives of such Party and its Affiliates.

“Restricted Payment”	means any of the following actions taken by the Company:

(i) payment of dividend or distribution (whether in cash or in kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) to any Seller or its Affiliates;

(ii) payment of directors’ fees or monitoring, transactional, supervisory or similar fees to any Seller or its Affiliates;

(iii) payment of additional remuneration (including, without limitation, benefits, bonuses or fees, whether in cash or in kind) triggered in relation to the transactions contemplated herein made to any employees, directors or officers of the Company as an incentive to complete the transactions contemplated herein;

(iv) payment of professional or services fees to any Seller or its Affiliates;

(v) payment of any amount in respect of any shareholder loan or other debts (including principal, interest, commissions or penalties) to any Seller or its Affiliates, to the exception of any payment due to Bpifrance Financement in accordance with the terms of the “PTZI CATS” and “PTZI CREATION” loans as at the date hereof;

(vi) payment (whether in cash or in kind), assumption of liability, incurrence of indemnification or granting of guarantees in favor of, or to the benefit of, any Seller or its Affiliates;

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(vii) granting of any waiver, deferral or release with respect to any amount or obligation owed or due to the Company in favor of any Seller or its Affiliates);

(viii) payment or incurrence of any Transaction Costs;

(ix) entering into any agreement, commitment or arrangement of any kind the performance of which would breach any of the matters from (i) to (viii) above.

“Sellers”	has the meaning set forth in the Preamble.

“SPA”	has the meaning set forth in the Preamble.

“Subsidiaries”	means, with respect to any Person, any corporation, partnership, trust, limited liability company, or other entity the results of operations of which are required to be consolidated into the financial statements of such Person under GAAP, as the case may be.

“Takeover Proposal”	means any offer or proposal or indication of interest in making an offer or proposal from any Person (other than the Purchaser) that relates to, or that would reasonably be expected to lead to, any direct or indirect acquisition, in one or a series of related transactions, including by way of any merger, consolidation, amalgamation, tender offer, exchange offer, stock purchase, asset purchase, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or any other type of transaction, of (a) assets or businesses that constitute or represent 10% or more of the assets of the Company, for the fiscal year ended on December 31, 2017 or (b) 5% or more of the outstanding shares of the capital stock of, or other equity or voting interests in, the Company, in each case other than the Offer.

“Transaction Costs”	means all costs, fees and expenses (including for the avoidance of doubt, due diligence and Q&A costs, legal and financial advisors costs) owed or paid in connection with the transactions contemplated hereby.

“Treasury Shares”	means outstanding ordinary shares issued by the Company held, from time to time, by the Company or any of its Subsidiary.

“Warrants”	means as at the date hereof, the 324,040 warrants representing a maximum of 324,040 new Company Shares to be subscribed by their holders and sold in the Block Transaction or tendered in the Offer, as described and allocated among their holders in Schedule 3.2.

Unless otherwise defined herein, capitalized terms used in this Agreement will have the meaning given to them in the SPA, as applicable.

1.2	Interpretive Matters

Any reference in this Agreement to a “Section”, “Article” or “Schedule” refers to the corresponding Section, Article or Schedule of or to this Agreement, unless the context indicates otherwise. The headings of Articles herein are provided for convenience of reference only and

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are not intended to affect the construction or interpretation of this Agreement. The words “including,” “includes” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with the terms of this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation, rule or regulation as in effect at the relevant time. Any reference to a contract or other document as of a given date means the contract or other document as amended, supplemented and modified from time to time through such date. Any words (including initial capitalized terms defined herein) in the singular will be held to include the plural and vice versa. The terms “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. All accounting terms not otherwise defined herein have the meanings given to them in accordance with GAAP. This Agreement has been freely and fairly negotiated by the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement and prior drafts of this Agreement will be disregarded in interpreting this Agreement. If the date upon or by which any Party hereto is required to perform any covenant or obligation hereunder falls on a day that is not a Business Day, then such date of performance will be automatically extended to the next Business Day thereafter. Unless the context otherwise requires, (a) “or” is disjunctive but not necessarily exclusive and (b) the use in this Agreement of a pronoun in reference to a Party hereto includes the masculine, feminine or neuter, as the context may require.

2.	THE OFFER

2.1	Announcements

Promptly following execution of this Agreement, the Company and Purchaser will publish a joint press release announcing that binding agreements have been entered into with respect to the Block Transaction and that the Offer will be filed after completion of the Block Transaction, subject to satisfaction of the terms and conditions of the SPA entered into between the Purchaser and the Sellers, in substantially the form previously agreed upon by the parties to the Block Transaction and the Company.

Promptly following the completion of the Block Transaction, the Company and Purchaser will publish a joint press release announcing the completion of the Block Transaction in substantially the form previously agreed upon by the parties to the Block Transaction and the Company announcing, inter alia, the completion of the Block Transaction and the fact that the Purchaser will file the Offer.

It is an essential condition for the Purchaser that, subject to receipt of a Favorable Report, the joint public announcement expressly states that the Board supports and intends to recommend the Offer.

2.2	Independent Expert – Board Recommendation

(a)	On the date hereof, the Company shall appoint the Independent Expert to prepare the Expert’s Report pursuant to Articles 261-1 et seq. of the règlement général de l’Autorité des marchés financiers which shall include the Fairness Opinion.

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(b)	Upon receipt of the Expert’s Report that includes a Fairness Opinion (a “Favorable Report”), the Board shall confirm as soon as possible, and in any event within three Business Days from the date of receipt of the Favorable Report, that the Offer is in the interest of the Company, the holders of Company Shares and its employees and recommend that all holders of Company Shares tender such Company Shares into the Offer, it being specified that any conflicted director shall not participate nor vote on any decision of the Board in connection with the Offer (the “Final Board Recommendation”).

(c)	In the event that the Company is informed by the Independent Expert that it will issue an Expert’s Report which is not a Favorable Report, the Company shall immediately inform the Purchaser thereof (the “Unfavorable Report Notice”), and the Parties shall negotiate in good faith towards making such commercially reasonable amendments to the terms of the Offer as would permit a Favorable Report to be issued, subject to approval of the board of directors of the Purchaser and the Board and provided that the Purchaser shall in no case be obligated to increase the Offer Price. If such negotiations are unsuccessful and the Final Board Recommendation is not issued within fifteen Business Days as from the Unfavorable Report Notice (excluded), then the Purchaser shall have the right to terminate this Agreement and the SPA.

2.3	Filing of the Offer

(a)	In connection with the Offer, the Purchaser shall prepare, with and subject to the cooperation and assistance of the Company in accordance with Section 4(c), the Offer documentation required by the règlement général de l’Autorité des marchés financiers, including a draft offer document (“note d’information”), a regulatory press release pursuant to Art. 231-16 of the règlement général de l’Autorité des marchés financier submitted to the AMF, informing of the filing of the draft Offer as well as of the means of obtaining (free of charge) the draft note d’information and specifying that the Offer and the draft note d’information remain subject to the review by the AMF (communiqué de dépôt), and, a document presenting the Purchaser’s legal, financial and accounting characteristics (“autres informations”) (the “Other Information Document”), and a press release notifying the availability of the final note d’information once approved by the AMF and the Other Information Document pursuant to Article 231-27 2° and 231-28 of the règlement général de l’Autorité des marchés financiers (such documents, together with any supplements or amendments thereto, being the “Purchaser Offer Documents”).

The Purchaser will prepare the Purchaser Offer Documents in compliance with applicable Laws and, prior to any filing with the AMF, with a reasonable prior notice in light of the relevant deadlines, will provide the Company with drafts thereof. The Purchaser will consider in good faith any reasonable comments thereon. The Purchaser will have the right to amend the terms of the Purchaser Offer Documents after they are filed with the AMF to the extent required to reflect comments from the AMF or as it determines to be appropriate based on the advice of counsel; provided that (i) the Purchaser will consult with the Company with respect to any such amendments and will consider in good faith any reasonable comments of the Company thereon and (ii) in the event such amendments relate to sections of the draft note d’information relating to the rationale, background of the offer and the strategic plans and intentions of the Purchaser, such amendments will not result in the Offer being materially less favorable to the Company, its employees and its shareholders.

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(b)	Following completion of the Block Transaction and in due time to be agreed with the AMF, the Purchaser shall instruct Alantra, in its capacity as presenting bank (établissement présentateur) of the Offer, to file with the AMF a mandatory simplified tender offer (Offre Publique d’Achat Simplifiée, OPA-S) for all of the Company Shares (other than the Company Shares already owned by the Purchaser or its Affiliates) (together with any subsequent offer of the Purchaser or any Affiliate thereof filed with the AMF, the “Offer”) under which holders of Company Shares may elect to tender their Company Shares for purchase by the Purchaser pursuant to the Offer and subject to any requirement of the AMF, for EUR 2.58 per Company Share, in cash, without interest (the “Offer Price”).

(c)	Subject to the terms of this Agreement, the Purchaser will file with the AMF the Purchaser Offer Documents in due time to be agreed with the AMF.

(d)	The completion of the Offer at which the Purchaser purchases and pays for Company Shares pursuant to the terms set forth in the Purchaser Offer Documents will be referred to as the “Offer Closing,” and the date on which the Offer Closing occurs will be referred to as the “Offer Closing Date”.

2.4	Company Response to the Offer

(a)	No later than five Business Days following the filing of the Offer with the AMF, the Company will (i) file with the AMF, in accordance with the applicable provisions of the règlement général de l’Autorité des marchés financiers, a draft response offer document relating to the Offer (note d’information en réponse), (ii) publish a draft regulatory press release (which will be disseminated in accordance with the AMF General Regulation), and (iii) no later than the Business Day preceding the opening of the Offer, file a document presenting the Company’s legal, financial and accounting characteristics (autres informations) (such documents, together with any supplements or amendments thereto, and any communications with the Independent Expert, being the “Company Offer Documents”). The Company Offer Documents will include the Favorable Report and the Final Board Recommendation.

(b)	The Company will prepare the Company Offer Documents in compliance with applicable Laws and regulations and, prior to filing with the AMF any Company Offer Document or any amendment thereto or responding to any material comments of the AMF to a Company Offer Document, the Company will provide the Purchaser with a reasonable opportunity to comment on such Company Offer Document or any amendment thereto or such response to the comments of the AMF and the Company will consider in good faith any reasonable comments made by the Purchaser.

2.5	Treasury Shares

The Company shall not and shall cause its subsidiaries not to (i) tender any Treasury Shares in the Offer or (ii) transfer any Treasury Shares to third parties, whether voluntarily or involuntarily or by operation of law, whether resulting in a transfer of the ownership, “nue-propriété”, “usufruit” or any rights of such securities (including any voting or dividend rights), by any means whatsoever (including, without limitation, gifts, death, inheritance, partial contributions of assets (“apports partiels d’actifs”), mergers, splits (“scissions”), sales, assignments, pledges or any other form of transfer, conveyance or disposition of any legal or beneficial interest in such securities, as well as any combination of such methods of transfer of ownership).

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2.6	No-Shop Undertaking

(a)	The Company will work in good faith expeditiously towards the Offer Closing. Between the date hereof and the Offer Closing Date, the Company will, and will cause its officers, directors, Affiliates, agents and Representatives to:

(i)	not, directly or indirectly, (y) solicit, initiate or knowingly encourage, or take any action to knowingly facilitate, any Takeover Proposal or any inquiries reasonably likely to result in the making of any Takeover Proposal or (z) enter into, continue or otherwise participate in any discussions or negotiations with a third party regarding, or furnish to any third party any information in connection with, or take any other action to knowingly facilitate any inquiries with respect to, or otherwise cooperate in any way with, any Takeover Proposal;

(ii)	immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, and use its reasonable best efforts to cause all materials and written information communicated by the Company or its Representatives to such Person to be returned to the Company or destroyed;

(iii)	notify Purchaser of the receipt of any Takeover Proposal or of any contact reasonably likely to lead to a Takeover Proposal, including the details thereof in all material respects (and any subsequent amendment thereof) and the identity of the Persons involved, promptly and in any event within 48 hours of such receipt or contact and will notify the Person making the Takeover Proposal; and

(iv)	keep the Purchaser reasonably and regularly informed of the status of any such Takeover Proposal or contact, including the material details thereof,

(b)	Neither the Company nor the Board shall, subject to their fiduciary duties (i) following the Final Board Recommendation, withdraw or modify the approval or recommendation made by the Board or the Offer subject to applicable Law or (ii) approve, cause or permit the Company to enter into any letter of intent, acquisition agreement or similar agreement relating to any Takeover Proposal.

The Company shall not take any actions whether contractually or otherwise to limit its ability to comply with its obligations hereunder and shall, as may be necessary, take any reasonable action necessary to ensure compliance with such obligations.

(c)	Nothing contained in this Article 2.6 or elsewhere in this Agreement will prohibit the Company or the Board from complying with applicable Laws (including in respect of their fiduciary duties).

3.	ADDITIONAL COVENANTS

3.1	Refinancing

With respect to any loan or financial indebtedness of the Company which should become due and payable as a result of the completion of the Block Transaction, including as a result of any default, event or acceleration, or otherwise, the Company will use reasonable best efforts to

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assist the Purchaser in seeking to amend any debt due to be repaid, to waive the default, acceleration, change of control or similar provisions contained therein in connection with the Transaction and the Offer.

3.2	Incentive Plans, Warrants and Free Shares

The Purchaser and the Company agree that the Purchaser will take, or cause its Subsidiaries to take, the actions described on Schedule 3.2, subject to the terms and conditions set forth thereon, in order to offer the benefit of (i) a liquidity mechanism to the holders of Free Shares and (ii) a new incentive plan to the relevant employees, managers, directors and consultants of the Company. The Warrants will be converted into Company Shares to be sold in the Block Transaction or tendered in the Offer, as described and allocated among their holders in Schedule 3.2.

4.	COMPANY COVENANTS

(a)	Conduct of Business

From the date hereof until the completion of the Block Transaction, the Company will operate its business in the ordinary course consistent with past practice.

In addition, and without limiting the generality of the foregoing, during such period, except as may be reasonably necessary to comply with the terms of this Agreement or the SPA, including the satisfaction of any conditions to the consummation of the Block Transaction, the Company will not, without the written prior consent of the Purchaser (which will not be unreasonably withheld, conditioned or delayed):

(i)	declare or issue any dividends or distribution in respect of any of its share capital or other equity or voting interests, or split, combine or reclassify any of its share capital or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its share capital;

(ii)	amend the Company by-laws dated June 29, 2018;

(iii)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization;

(iv)	enter into a material joint venture or material partnership or similar material third-party business enterprise;

(v)	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any share capital or other equity or voting interests of the Company, securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of the Company or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of the Company or such convertible, exchangeable or exercisable securities, save for the Company Shares to be subscribed by YA II PN, Ltd upon conversion of their convertible bonds, the Company Shares resulting from the exercise of the Warrants and the relevant Free Shares to be definitely acquired by their holders of as described in Schedule 3.2, provided, however, that the Block Shares shall at all times represent the majority of the share capital and voting rights of the Company;

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(vi)	acquire, transfer or dispose of assets from or to any other Person, other than (a) acquisitions with a purchase price not in excess of EUR 150,000 in the aggregate and EUR 50,000 for dispositions in the aggregate, and (b) acquisitions of raw materials, supply or inventory and dispositions of products and inventory in the ordinary course of business or any other acquisition or disposition pursuant to a binding agreement in place as of the date of this Agreement that had been previously disclosed to Purchaser;

(vii)	incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any indebtedness for borrowed money in an amount exceeding EUR 150,000 in the aggregate, other than in respect of previously budgeted borrowings to support asset financing and capital expenditures that had been previously disclosed to Purchaser;[1]

(viii)	make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures in the amounts set forth in the Company’s existing capital budget that has been previously disclosed to Purchaser or otherwise in the ordinary course of business consistent with past practice;

(ix)	sell, lease, license, lease back or otherwise subject to any lien or otherwise dispose of or abandon any of its permits, licenses or Intellectual Property Rights;

(x)	enter into any agreement with any regulated agreement or with any agreement with any main shareholders, Sellers or any of their Affiliates;

(xi)	make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or by the AMF;

(xii)	release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any litigation requiring payment by the Company in excess of EUR 50,000;

(xiii)	make, change or revoke any tax election, change any tax accounting method, settle or compromise any tax liability or proceeding or amend any tax return, except (A) as required by applicable Law or by a change in accounting standards, (B) as do not result in an increase in tax or a decrease of after tax income and (C) if conducted in the ordinary course of business;

(xiv)	except as (i) required by applicable Law, or (ii) contemplated by this Agreement, with respect to any officer of the Company:

(A)	grant or provide any bonus, severance, termination or other payments or benefits exceeding existing employee agreements;

(B)	increase the compensation (including bonuses);

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(xv)	adopt any measure with unconditional effect that modifies the Company’s substance (modifiant sa consistence) ;

(xvi)	adopt or amend any benefit plan or enter into, adopt, extend, renew or amend any collective bargaining agreement or other contract with any labor organization, works council, union or association, except as required by applicable law;

(xvii)	make any Restricted Payment;

(xviii)	take any action that would require the approval of, notification to, or an opinion from the Board of the Company in accordance with applicable Law or the internal rules thereof (règlement intérieur); or

(xix)	agree, authorize or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

(b)	Cooperation with the Independent Expert

The Company and the Purchaser will, and will cause their respective Affiliates to, fully cooperate with the Independent Expert. In the event the Company is informed by the Independent Expert that its report will not support the Offer and possible squeeze-out, the Company will immediately inform the Purchaser thereof and comply with Article 2.2(c).

In addition, the Company shall furnish as soon as reasonably practicable to the Purchaser all reasonable information concerning the Company, its affiliates and their businesses requested by the Purchaser or the Independent Expert that is required by applicable French laws and regulations to be included in the Purchaser Offer Documents and in any correspondence between the Purchaser and the AMF in respect of the Offer.

In connection with the Offer, the Purchaser and the Company shall cooperate with each other to fulfil all applicable requirements of the AMF or any other competent Governmental Entity and to respond to comments from the AMF or any other competent Governmental Entity.

Compliance by the Company with this Section 4(b) is a key term of this Agreement without which the Purchaser would not have entered into this Agreement. Any material failure by the Company to comply with this Section 4(b) may materially jeopardize the success of the Offer and the Purchaser shall incur no liability of any kind in the event it considers that it is not in a position to complete the transactions contemplated herein as a result of such failure by the Company.

(c)	Change of Control

The Company undertakes to use its commercially reasonable efforts (which will not include having to incur any payment obligation or other liability) to obtain, prior to the completion of the Block Transaction, consents from third parties under change of control clauses contained in the contracts entered into by the Company to avoid disruption or prejudice to the business of the Company as a result of the change of control of the Company in connection with the Block Transaction or the Offer. The Company will take the steps provided above with respect to its bank financings containing changes of control, only after discussion with Purchaser on the opportunity to request such waivers.

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(d)	Board of Directors

Upon or if not practically possible, promptly, and in any case, by no later than three Business Days following completion of the Block Transaction, the Purchaser shall be entitled to, and the Company shall do whatever is necessary to, designate a number of directors on the Board representing the majority at the Board.

5.	REPRESENTATIONS AND WARRANTIES

(a)	Each of (i) the Company and (ii) the Purchaser represents and warrants to the other that it has the legal right and full power and authority to enter into and perform this Agreement. This Agreement constitutes legal, valid and binding obligations on each of the Company, and of the Purchaser, enforceable in accordance with its terms.

(b)	The Company represents and warrants to the Purchaser as follows:

(i)	Corporate, Etc. Status

The Company is validly organized and existing under the laws of France.

No step has been taken or legal proceedings started against the Company for its winding-up, liquidation, bankruptcy, or dissolution under applicable Laws in any relevant jurisdiction, nor is the Company insolvent.

(ii)	Authority

The Company has taken all necessary action and has full power to execute and perform this Agreement in accordance with its terms. The terms of this Agreement constitute valid, legal and binding obligations of the Company, enforceable in accordance with its terms.

Performance by the Company of its obligations under this Agreement does not constitute a breach of or default under any agreement or instrument to which the Company is a party or by which it is bound or under any order, judgment, decree or other restriction (including statutory and regulatory provisions) applicable to the Company, except as set forth in this Agreement and except as would not reasonably be expected to be material to the Company.

(iii)	The Company Shares

As at the date hereof, the share capital of the Company is comprised of 23,195,394 Company Shares fully paid and validly issued.

Schedule 5(b)(iii) hereto sets forth all the securities (including shares, options, warrants and free shares, convertible notes) and rights to equity of the Company (including rights to free shares) issued, allocated or otherwise granted by the Company, indicating, with respect to each class or type of such security and right, the number of Company Shares that may be issued upon conversion, exercise or exchange of such securities and rights or passing of time. Such securities and rights are the only issued interests in the share capital of the Company, and there are no outstanding

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subscriptions, options, conversion rights, warrants, preemptive rights or other agreements providing for the issuance, sale or purchase of any interests in the share capital of the Company (other than as set forth in Schedule 5(b)(iii) hereto).

(iv)	Compliance with Certain Laws

Without limiting the generality or effect of the foregoing, neither the Company, nor any officer, director, agent, consultant, employee or other Person acting on behalf of the Company, has, directly or indirectly, given, promised, offered or authorized the same, or paid anything of value to any recipient that was, is or would be prohibited under any anti-corruption and/or anti-bribery Laws of any Governmental Entity of any jurisdiction applicable to the Company (whether by virtue of jurisdiction or organization or conduct of business) except as would not reasonably be expected to have a material adverse effect on the Company.

Since January 1, 2018, the Company has at all times conducted its export, foreign contract and business in all material respects in accordance with all applicable import, export control and boycott Laws in any countries in which the Company conducts business except as would not reasonably be expected to have a material adverse effect on the Company.

The Company has made public through the channels prescribed by applicable Laws all information that has to be made available to the market under applicable Laws and such information complies in all material respects with applicable Laws.

(v)	Consents

Except as set forth in Schedule 5(b)(v), no consent, approval or authorization of any Governmental Entity or other Person is required to be obtained or made by the Company in connection with the consummation of the transactions contemplated by this Agreement and other than any such consent, approval or authorization the failure of which to obtain would not reasonably be expected to be material to the Company.

(vi)	Related-Party Transactions

Except as specifically disclosed in the Document de Référence included in the Company’s most recent filing with the AMF, there are no agreements, arrangements or transactions to which the Company, on the one hand, and officer or director of the Company or any of the Sellers, on the other hand, is a party.

Since January 1, 2018, there has not been any Restricted Payment, except as set forth in Schedule 5(b)(vi).

(vii)	No Litigation

There is no suit, action or proceeding pending or, to the Company’s knowledge, threatened against the Company that, individually or in the aggregate, would reasonably be expected to have a material effect on the Company, and, to the knowledge of the Company, no basis exists thereof.

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(viii)	Fees

The investment banking, legal, accounting and other professional and out-of-pocket fees and expenses payable by the Company in respect of this Agreement and negotiating and consummating the transactions contemplated hereby will not exceed in total the amount set forth in Schedule 5(b)(viii).

(ix)	Net Debt

The Net Debt of the Company as at the date hereof is as set forth in Schedule 5(b)(ix).

(c)	Additional representations and warranties to be granted

The Parties hereby acknowledge that Purchaser is willing to subscribe to a warranty and indemnity insurance policy as soon as practically possible and in any case on or prior to completion of the Block Transaction.

In this respect, the Parties hereby undertake to negotiate in good faith and to enter into an amendment to this Agreement pursuant to which the Company will grant additional representations and warranties to Purchaser, it being agreed that such amendment shall only be entered into by the Company if the agreed liability cap of the Company for breach of such additional representations and warranties is limited to EUR 100,000.

6.	TERMINATION

(a)	This Agreement may only be terminated as follows:

(i)	by mutual written consent of Purchaser and the Company;

(ii)	by either Party, in the event that the Offer is held not compliant (non-conforme) by the AMF or if a Governmental Entity of competent jurisdiction enacts, issues, promulgates, enforces or enters any applicable Law which has the effect of making the Block Transaction or the Offer illegal or otherwise prohibiting, restraining or preventing consummation of the sale and purchase of the shares of the Company pursuant to the Block Transaction or the Offer; or

(iii)	by the Purchaser in accordance with Article 2.2(c), or if the Company is in material breach of its obligations herein, or if the representations and warranties of the Company are inaccurate in any material respect, or if the SPA is terminated in accordance with its terms.

(b)	In the event of termination of this Agreement in accordance with Article 6(a), this Agreement will thereafter become void and have no effect, and no Party will have any liability or obligations to the other Parties or their respective Affiliates, except for the obligations contained in Articles 9.8 (governing law and dispute resolution), 9.2 (expenses), 8 (notice) and 7 (communication – public statements, which confidentiality obligation will remain in force for a period of five years after the termination of this Agreement). Notwithstanding the foregoing, nothing in this Article 6(b) will be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement.

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7.	COMMUNICATION

The Parties have agreed to issue a joint press release substantially in the form agreed to between the Parties, announcing this Agreement, the SPA and the transactions contemplated hereby and thereby and a communications plan with regards thereto (the “Communications Plan”). Except for such press release, statements consistent with the Communications Plan or as the Company may determine in good faith to be required by applicable Law, which is subject to the following sentence, each of the Parties agrees that it will not publish any press release, make any public statement or otherwise communicate publicly (including off-the-record or private interviews with journalists) with respect to this Agreement, the SPA and the transactions contemplated hereby and thereby that is inconsistent with the Communications Plan without the written consent of Purchaser (in the case of the Company) or the Company (in the case of the Purchaser), which will have the right to review and comment upon any such release, statement or communication. In the event any Party is required (in the reasonable opinion of counsel) by applicable Law to make any public announcement related to the SPA and the transactions contemplated hereby and thereby other than is consistent with the press release and Communications Plan, such Party will give the Purchaser (in the case of the Company) or the Company (in the case of the Purchaser) a reasonable opportunity to review and comment upon such communication before it is disseminated.

8.	NOTICES

All notices and other communications required or authorized hereunder shall be in writing in the French or English language and validly made if either delivered by hand upon written receipt, via courier or sent by registered letter (return receipt requested) or e-mail (provided that, in case of an e-mail, either (i) it is confirmed by same day registered letter, return receipt requested or courier on expedited basis for notices sent across international boundaries or (ii) its receipt is acknowledged by the receiving Party (an automatic reply will not be deemed such an acknowledgment)), at the addresses set forth below:

(a)	If to the Purchaser, to:

Sangamo Therapeutics, Inc.

501 Canal Blvd, Richmond, CA 94804, United States of America

Attention:

Kathy Yi

SVP and CFO

kyi@sangamo.com

Heather Turner

SVP and General Counsel

hturner@sangamo.com

And

Melita Sun Jung

VP and Head of Business Development

mjung@sangamo.com

With a copy (which will not constitute notice) to:

Hogan Lovells

17 avenue Matignon, 75008 Paris, France

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Attention: Keith Flaum and Xavier Doumen

Email: keith.flaum@hoganlovells.com and xavier.doumen@hoganlovells.com

(b)	If to the Company:

TxCell S.A.

Allée de la Nertière, Sophia Antipolis, Les Cardoulines, 06560 Valbonne, France

Attention: Mr. Stéphane Boissel

Chief Executive Officer of the Company

Email: stephane.boissel@txcell.com

With a copy (which will not constitute notice) to:

Jones Day

2, rue Saint Florentin, 75001 Paris, France

Attention: Jean-Gabriel Griboul and Renaud Bonnet

Email: jggriboul@jonesday.com and rbonnet@jonesday.com

9.	MISCELLANEOUS

9.1	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid unless in a writing signed by the Parties hereto referring specifically to this Agreement and stating the Parties’ intention to modify or amend the same. Any waiver of any term or condition of this Agreement must be in a writing signed by the Party sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

9.2	Expenses

Except as otherwise expressly provided herein or in the SPA, all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such expenses.

9.3	No Third-Party Beneficiaries

This Agreement is for the sole benefit of the Parties, their permitted assigns and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder.

9.4	Entire Agreement

This Agreement, the SPA and the Confidentiality Agreement represent the entire agreement and understanding of the Parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the Parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement. No prior drafts of this Agreement may be used to show the intent of the Parties in connection with this Agreement or shall otherwise be admissible into evidence in any proceeding or other legal action involving this Agreement.

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9.5	Severability

This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the Parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

9.6	Specific Performance

Each Party acknowledges accordingly that (i) the beneficiary of any right shall, in any case, be entitled to seek specific performance (exécution forcée) without prejudice to any additional compensation (dommages et intérêts complémentaires) and (ii) by exception to article 1221 of the French civil code, (x) there exists no physical, legal nor moral obstacle that would prevent such specific performance (exécution forcée) to take place and (y) each Party may in any case be entitled to pursue specific performance (exécution forcée) even if an obvious disproportion between the cost of the performance of its obligation for the debtor and the interest of the beneficiary (for the purpose of article 1221 of the French civil code) would result from such specific performance (exécution forcée).

9.7	Successors and Assigns; Assignment

Except as otherwise expressly provided herein, the provisions hereof will inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the Parties hereto. This Agreement may not be assigned or delegated by (a) the Purchaser except to an Affiliate or a Subsidiary, without the prior written consent of the Company or (b) the Company without the prior written consent of the Purchaser, provided that no such assignment or delegation will relieve the Purchaser or the Company of its obligations hereunder.

As an exception to the foregoing, the Purchaser’s rights and obligations under this Agreement may be assigned by the Purchaser prior to completion of the Block Transaction to any of its Affiliates without any prior approval of the other parties provided that Purchaser shall remain fully liable for the performance of all of such obligations in the manner prescribed in this Agreement.

9.8	Governing law and Jurisdiction

(a)	This Agreement, any claims, controversies, disputes or causes of action, whether in contract or tort (each, a “Dispute”) based upon, arising out of or relating to this Agreement or the negotiation, execution, performance or termination of this Agreement will be governed by and construed in accordance the laws of France. and any dispute arising in connection with the Agreement and its exhibits or as a result or consequence thereof not otherwise settled shall be subject to the exclusive jurisdiction of the Paris courts (tribunaux compétents du ressort de la cour d’appel de Paris).

(b)	The Parties agree that any action seeking to enforce any provision of, or based on any Dispute or any matter arising out of or in connection with, this Agreement may only

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be brought to the exclusive jurisdiction of the Paris courts (tribunaux compétents du ressort de la cour d’appel de Paris).

[Signature pages to follow]

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/s/ Stéphane Boissel for and on behalf of TxCell
Represented by: represented by Mr. Stéphane Boissel

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/s/ Sandy Macrae
for and on behalf of Sangamo Therapeutics, Inc.
Represented by: Mr. Sandy Macrae

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SCHEDULE 3.2

Incentive Plans, Warrants and Free Shares

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SCHEDULE 5(b)(iii)

Company’s Securities

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SCHEDULE 5(b)(v)

Consents

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SCHEDULE 5(b)(vi)

Restricted Payments

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SCHEDULE 5(b)(viii)

Fees

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SCHEDULE 5(b)(ix)

Net Debt